USIMINAS

Belo Horizonte, March 23rd 2007

To
Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 – 2
Washington, D.C. 20549 USA

Re: USIMINAS
Exemption # 82-3902

Gentleman,

Please find attached the documents listed on page 2. These documents were prepared by Usiminas and are being submitted to you in order to maintain the exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Sincerely yours,

Bruno Seno Fusaro
Investor Relations General Manager

cc: Juliana Dager
The Bank of New York

List of Documents:

Fitch Assigns BBB- rating to Usiminas – 02/05/07
Material Fact – 03/01/07
Earnings Release – 03/06/07
Notice to Shareholders – Usiminas distributes Dividends – 03/06/07
Summary of the meeting of the Board of Directors – 03/14/07
Material Fact – 03/14/07
Notice of General Ordinary Shareholder's Meeting – 03/20/07

A full copy of Fitch's Credit Analysis report about Usiminas can be found within the coming weeks at FitchResearch, Fitch's subscription-based web site, located at www.fitchratings.com, or by contacting Products & Services at +1-212-908-0800.

Contact: Anita Saha, CFA +1-312-368-3179, Joe Bormann, CFA +1-312-368-3349, Chicago or Ricardo Carvalho +55-21-4503-2600, Rio de Janeiro.

Media Relations: Christopher Kimble, New York, Tel: +1 212-908-0226.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, 'www.fitchratings.com'. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS

A Publicly Traded Company
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0

MATERIAL FACT

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS ("Company"), in compliance to CVM Instruction nr. 358/02 informs its shareholders and the market in general that shareholders Companhia Vale do Rio Doce and Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI intend to register in the CVM a public offering for secondary distribution of ordinary shares not tied to the controlling group of the Company. Other conditions of the offering will be informed by the offerers in the terms referred to in Instruction 358/02 and Instruction 400/03.

The offering is being made in Brazil, with efforts for placement abroad and is exempt from registry pursuant to the terms of the U.S. Securities Act of 1933.

Belo Horizonte, March 1, 2007

Paulo Penido Pinto Marques
CFO and Investor Relations Director

2006 EARNINGS REPORT

Usiminas System reports consistent results in 2006, basis for an even more promising future.
Net profit in 2006 totals R$ 2.5 million and EBITDA reaches R$ 4.4 billion.

It was a year of challenges and much work. Once again, the Usiminas System ended another year achieving significant results.
Even in the face of an adverse scenario of high interest rates and a tax burden that limits investments in the Brazilian economy, we achieved our objectives, and the consistent results in 2006 are proof of this: production of 8.8 million tons of crude steel; total sales of 7.9 million tons of flat steel; net profit of R$ 2.5 billion; and EBITDA of R$ 4.4 billion. The margins and the maintenance of our position of absolute leadership in the supply of flat steel in the domestic market are results of the operational stability of its mills, of our commercial strategy and of the commitment of our workforce.
This effort has now been recognized by Fitch Ratings, which upgraded the Company to investment grade, above the sovereign risk.
These results consolidate a basis for further growth. We are prepared for a new investment cycle that reflects the legitimate aspirations of our Company: consolidation of absolute leadership in the Brazilian market and growth of the Company, also extending its strategic focus to the international market. We thus contribute to the development of the Brazilian steel industry and to the strategic interests of the country.
We also count on the total support of our shareholders. At the end of 2006, with the reorganization of the controlling group, comprised of outstanding traditional companies with significant domestic and international presence, we reaffirm our commitment to the plans already laid out and to the continuation of the Company's development.
The Usiminas System's well-defined strategy of value creation allows us to reaffirm our vocation to excel and surpass, which will lead us to even higher flights, always with a will to win.

Statement by Rinaldo Campos Soares - CEO

Belo Horizonte, March 06, 2007
A Usinas Siderúrgicas de Minas Gerais S/A Usiminas (BOVESPA: USIM3, USIM5, USIM6; releases today its fourth quarter results for the 2006 fiscal year (4Q06). Operational and financial information of the Company, except where otherwise stated, are presented based on consolidated figures, in reais, according to corporate law. All comparisons made in this release take into consideration the same period in 2005, except when stated otherwise.

Quotation on 12/31/2006

USIM3 R$ 96.00 / share
USIM5 R$ 80.50 / share
USNZY US$ 37.50 (1 ADR = 1 share)
XUSI € 28.49

Market Capitalization
R$ 18.1 billion - US$ 8.5 billion

Investor Relations
Bruno Seno Fusaro
Investor Relations Manager
Tel: (55 31) 3499-8710
brunofusaro@usiminas.com.br

www.usiminas.com.br/ri

Companhia Listada USIM5 Bovespa

ADR Nível I

Latibex LATINOAMERICA EN EUROS

Highlights

R$ million	4Q 2006	4Q 2005	3Q 2006	Chg. 4Q06/4Q05	Chg. 4Q06/3Q06	2006	2005	Chg. 06/05
Total Sales Volume (000 t)	1,992	1,981	1,971	1%	1%	7,945	7,348	8%
Net Revenues	3,277	2,969	3,127	10%	5%	12,415	13,041	-5%
Gross Profit	1,171	912	1,195	28%	-2%	4,268	5,415	-21%
Operating Result (EBIT) a	907	743	1,022	22%	-11%	3,560	4,760	-25%
Financial Result	(45)	(162)	(91)	-72%	-51%	(332)	(666)	-50%
Net Income	752	1,325	715	-43%	5%	2,515	3,918	-36%
EBITDA b	1,186	910	1,228	30%	-3%	4,368	5,525	-21%
Ebitda Margin	36.2%	30.7%	39.3%	+5,5 pp	-3,1 pp	35.2%	42.4%	-7,2 pp
EBITDA (R$/t)	595	459	623	30%	-4%	550	752	-27%
Total Assets	18,975	18,195	18,124	4%	5%	18,975	18,195	4%
Net Debt	760	2,012	1,669	-62%	-54%	760	2,012	-62%
Stockholders' Equity	10,418	8,753	10,166	19%	2%	10,418	8,753	19%

(a) Earnings before interest, tax and participations.
(b) Earnings before interest, taxes, depreciation, amortization and participations.

Financial highlights

- Market value of the Company on 12/31/06: R$ 18.1 billion, equivalent to US$ 8.5 billion.
- Cash balance on 12/31/06: R$ 2.7 billion.
- Net debt amortization in 2006: R$ 160 million.
- Consolidated net debt/EBITDA ratio: 0.2 X.
- Investments on fixed assets in 2006: R$ 544 million.

Other Highlights in 2006

- Social Statement Award - Large Corporation Category.
- Guide to the 500 Best Companies Award, granted by the IstoÉ Dinheiro magazine.
- Finalist in the 10th Transparency Award 2006.
- Prizes - Product quality:
  - General Motors: GM Global Supplier of the Year; LAAM 2005, Supplier Merit Award - Quality, services, technology and price.
  - ArvinMeritor: Distinguished Supplier 2006 - Steel industry.
  - Honda: Distinguished Business Award 2005 - Quality and services.
  - Fiat Automóveis: Qualitas Prize - On the Road to Excellence.
  - Ford: Maintenance of the Q1 Prize.
- Finalist in all categories of the APIMEC Awards.
- New shareholders agreement signed in November 2006.
- USIMINAS was granted an investment grade rating by Fitch Ratings in February 2007.

Economic and Market Outlook

International Scenario

In 2006

The global economy maintained a fast growth pace and once again the emerging market countries stood out, especially China and India, whose economies again expanded almost 10% per year.

The United States, the world's largest economy, faced inflationary pressure during the year, which obliged the Federal Reserve to raise interest rates to above 5% in order to slow the pace of economic growth, which may be felt more intensely in 2007.
The behavior of the global steel industry in 2006 showed a trend towards an annual cycle, which means that some aspects were similar to those in 2005:

- Global economic growth;
- Growth in production and demand;
- Supply/demand imbalance;
- Rising prices;
- High inventory levels;
- Declining prices, in order to adjust supply to demand;
- Inventory adjustment.

Some indications demonstrate much more than a simple trend, such as: 1) the new cost structure, impacted by raw materials prices, has served as a buffer to sustain prices at high levels and 2) greater rationalization of the industry to achieve results.
Once again the main local US producers anticipated blast furnace maintenance, aiming at decreasing the supply of products and restoring supply/demand balance, accelerating inventory adjustment and halting the price decline, seeking to reverse the current curve.

Fourth quarter 2006

After prices peaked in the third quarter, the international market started an adjustment cycle, with prices of the main products declining.
Of the main consumer markets, the Nafta, led by the US, faced the strongest impact due to:

- slowdown in the pace of economic growth due to inflationary pressures;
- double growth in sales volume exported by China, to over 5.0 million tons;
- increase in the local mills supply.

As a consequence, there was an imbalance in supply and demand, which resulted in a significant increase in service center inventory levels, similar to the one at end 2004 and beginning 2005, with a consequent decline in prices.

Europe, another important consumer region, showed economic growth rates above those of the last few years. Demand was strong, although there was a significant increase in imports from China (over 4.0 million tons). Prices in Europe also started to decline, similarly to what the Nafta region saw.

Japan saw positive signs of economic growth and demand continued strong in **Asia**, although prices also declined, influenced by Chinese exports. China recorded net steel exports of 33 million tons, and led the ranking of net exporters, due to excess supply in the country, with the start up of new production capacity, and a significant difference between domestic and export prices.

Outlook for 2007

The expectations for 2007, partially met in the first quarter, allow us to conclude that:

- the US inventory levels will be adjusted by the end of the first quarter;
- several countries started reacting against the volume of Chinese exports, especially the US and Europe;
- the adjustments in Europe will end before those in the Nafta region and prices will recover.

It is also expected that Chinese exports will diminish, either due to demand higher than production increase or to the expectation of reduced rebates on exports of finished products. Prices have already started to show an upward trend and that should be confirmed after the Chinese New Year celebrations, when government goals for the year will be announced.

Significant changes in cost structure are not expected. Prices of major raw materials, such as iron ore, have already been negotiated for the year, and the expected reduction in coal prices will not change this picture either. On the other hand, freight costs have increased and show a trend of maintenance of high prices for the year.

Prices are expected to start recovering in the first half of 2007, especially following the reversal of the price curve at the end of 2006, once the pace of the global economic growth and the international trade of steel products are maintained, as well as the increase in steel production and in demand, inflation under control and relatively low interest rates in the main economies. The search for balance in supply and demand is expected to result in stability in the second half.

There could be some exceptions, especially for heavy plates, whose demand is high. Plate prices could increase at a faster pace than those of other products. As to China, there could also be changes in behavior greater than expected, depending on the decision of that country to maintain or not exports at high levels.

The new price levels (average market prices) seen in the first quarter 2007 follow the "trend" shown below:

Average Flat Steel Export Market Prices in 1Q07

FOB base prices (w/o extras)	US$/ton
Slab	470 (*)
Heavy Plate	720
Hot Coil	500
Cold Coil	570
Galvanized	800- 850

(*) including supply of higher grades

Domestic Scenario

The Brazilian economy in 2006

The Brazilian economy did not follow the growth pace in the global economy due to structural problems such as high tax burden, high interest rates, low investments and infrastructure bottlenecks, which in 2006 affected even air transportation. Pace of growth of GDP (2.9%) and of industrial production (3.0%) was below expectations from the beginning of the year.

It is worth mentioning the behavior of the foreign exchange rate, which continued its appreciation against the dollar began in 2003 and ended the year with further appreciation of 8% compared with 2005.

However, some indicators are very positive, such as inflation and the trade balance, which posted a significant surplus, driven by global demand, and topped the previous record, reached in 2005.

The federal government expects to achieve a faster pace of growth over the next four years. In order to reach its objective, the strategy involves several measures in the tax, budget, social security, political and labor areas aiming at ensuring a more favorable climate for investments in the country, especially in infrastructure.

The PAC program (in English, PAG, Program for Accelerated Growth) announced by the government will be an important driver for Brazilian steel and for several flat steel consuming segments.

Market Analysis 2006

The domestic flat steel market in 2006 performed well in the durable goods segments (automobiles, electrical/electronics, white goods), which were benefited by a reduction in interest rates and credit expansion during the year. These factors enabled a significant increase in the domestic sales of vehicles and appliances.

The automobile industry saw the domestic sales volume reach 1.9 million vehicles, an increase of approximately 12% compared with 2005. Flat steel demand in the automotive industry (carmakers and autoparts) grew 12% in 2006, outperforming the market average.

2006 also saw a delay in the schedules of oil, gas and maritime transportation projects of Petrobras, which negatively affected demand of the large-diameter pipe and shipbuilding segments.

According to surveys by the Brazilian Steel Institute (IBS), indirect steel imports (through products that utilize steel as raw material) in 2006 increased 18% (September data). These imports affected demand in the **rerolling and small-diameter pipe segments.**

The **distribution sector**, in which demand decreased 17% in 2005 due to high inventories from 2004, grew approximately 12% in 2006, after normalizing inventories. This enabled distributors to schedule orders at the mills following the pace of growth in demand of segments that traditionally are supplied by the distribution network, such as autoparts, industrial equipment and civil construction.

The domestic market as a whole grew 7.3%. The highlights were the segments of galvanized products (+13%), cold-rolled products (+11%) and hot-rolled products (+10%).

Fourth quarter 2006

Some changes seen in the fourth quarter in the domestic flat steel market will be consolidated in 2007. Among the changes are the recovery in the **large-diameter pipe segment**, due to the gas pipelines projects in Brazil and Argentina and also to the slowdown in the pace of growth in the segments of home appliances and electrical/electronic equipment.

2006 - Domestic Flat Steel Demand

Demand Growth - in thsd. tons			
Industry	2005	2006	ρ %
Automobile	1,104	1,150	4.1
Autoparts	1,279	1,527	19.4
Shipbuilding	61	34	(43.9)
Agricultural and Highway Machinery	180	198	10.0
Industrial Equipment	144	235	63.6
Electronic Equipment	350	374	6.9
Domestic Appliances	278	325	17.0
Packaging	725	670	(7.7)
Civil Construction	766	787	2.7
Rerolling	327	287	(12.1)
Small diameter pipe	719	784	9.0
Shapes	150	167	11.6
Distribution	2,563	2,863	11.7
Large diameter pipes	393	327	(16.9)
Other	190	174	(8.4)
Total	9,229	9,902	7.3

Outlook for 2007

The domestic flat steel market in 2007 will be influenced by the following factors:

- maintenance in the level of credit volume, in the policy of interest rate reduction and stabilized inflation, with consequent positive performance of the durable consumer goods segments, impacting the **automotive, white goods** and **electronic equipment segments**;
- increase in investments in the oil, gas, mining, highway and steel segments will positively impact the **large-diameter pipes, industrial equipment, highway equipment, shipbuilding** and **civil construction** segments.
- demand growth in several industrial segments will favor **the distribution sector.**

Decisive factors in the performance of each sector:

Automotive: favored by economic stability and favorable conditions for car financing. Exports should be maintained at high levels, although at reduced volume.

Large-diameter pipes: resumption of the Argentine gas pipelines and continuity of the Gasene Project.

Distribution and service centers: balanced inventory levels at distributors will lead to greater coordination between sales and mill purchases at point of sales in the distribution market.

Demand in 2007 is expected to grow over 8%, according to IBS, and will mainly be driven by a recovery in the volume of heavy plates with the resumption of shipbuilding orders by Transpetro. This will be added to demand from other industries, increasing the level of heavy plate sales to a record volume.

The main market for hot and cold strip lines will be the service center segments, following the performance of industrial segments. Galvanized products may have slightly lower growth if the volume decrease in automotive exports is confirmed.

Raw Materials

Iron Ore

Iron ore demand remained heated in 2006, driven mainly by the Chinese growth, which influenced the imbalance between demand and supply. As a consequence, sinter feed and NPO prices were adjusted and were approximately 19% higher. Only the price of iron in the form of pellets decreased 3%, due to the price adjustment in 2005. In this manner, it maintained price proportion, as in the previous years. It is worth mentioning that negotiations between CVRD and the Chinese steel companies were concluded before the end of 2006, resulting in an increase of 9.5% for sinter feed and NPO and of 5.28% for pellets. Therefore, for the first time the Chinese, that account for the largest iron ore market in the world, anticipated negotiations and agreed on adjustments before other markets that have traditionally formed prices, such as Japan and Europe, already having defined the basis for 2007.

Coal

Year 2006 was marked by the return to normality in terms of supply/demand in the international coal market. However, in spite of the reduction, price levels were still at historically high levels, with most hard coals at prices over US$ 100/t.

Specifically in 4Q06, the Usiminas System started to receive and integrally consume the coal purchased for contract year 2006, already reflecting the price reductions achieved in the annual negotiations. Supply occurred within expectations, without variations or operating risks.

The behavior of the market will vary in 2007. Better quality coals will tend to have price reductions again, reflecting the balance between supply and demand and the gradual downward adjustment in prices, which are still at high levels. The situation with lower quality coals or for use in blast furnace injection will be different, due to the influence of the thermal coal market, which has heated up over the last few months.

In the case of the coke market, several factors, of which the most relevant is the levying of export tax by the Chinese government, has contributed to a price increase in 4Q06, which has also been reflected for 1Q07. In spite of this, supply was normal.

Alloys

Alloys, metals and refractory supply in 4Q06 occurred normally. The highlight was the increase in average nickel prices of 13% and of zinc of 24% over 3Q06. The prices are negotiated on the London Metals Exchange.

Steel Industry - Global and Brazilian Production

World

In 2006, global crude steel production reached 1.2 billion tons, up 9% from 2005, according to preliminary data from the International Iron and Steel Institute (IISI). The volume was the highest in history. Year 2006 was the third consecutive year in which production surpassed the one-billion ton mark.

Once again, Chinese production grew significantly, exceeding 418 million tons, up 18% compared with 2005, consolidating its position as the main global producer and accounting for 34% of global crude steel production.

The table below indicates the ranking and production volumes of the 10 main producing countries for crude steel in 2006:

Major Crude Steel Producing Countries in the World - millions of tons.

Ranking 2006	Ranking 2005	Country	2006	2005	Chg.% 06/05
1	1	China	418.8	355.8	17.7
2	2	Japan	116.2	112.5	3.3
3	3	USA	98.5	94.9	3.8
4	4	Russia	70.6	66.1	6.8
5	5	South Korea	48.4	47.8	1.3
6	6	Germany	47.2	44.5	6.1
7	7	India	44.0	40.9	7.6
8	8	Ukraine	40.8	38.6	5.7
9	10	Italy	31.6	29.4	7.5
10	9	Brazil	30.9	31.6	-2.2

Brazil

According to data from the IBS, crude steel production in 2006 reached 30.9 million tons, down 2% from 2005, mainly due to the stoppage of CSN's blast furnace in the first half of the year. Usiminas accounted for 28.4% of the total. Output of rolled products (flat and long) reached 23.5 million tons, up 4% from the previous year.
Crude steel production in Latin America totaled 63.1 million tons, stable compared to 2005. Brazil accounted for 49% of the production.

Usiminas System - Operating and Sales Performance

Production (Crude Steel)

Thousand tons	4Q 2006	4Q 2005	3Q 2006	Chg. 4Q06/4Q05	Chg. 4Q06/3Q06	2006	2005	Chg. 06/05
Usiminas	1,173	1,131	1,165	4%	1%	4,616	4,549	1%
Cosipa	1,044	1,023	1,097	2%	-5%	4,154	4,112	1%
Total	2,217	2,154	2,262	3%	-2%	8,770	8,661	1%

In 4Q06, crude steel production in the two mills totaled 2.2 million tons and reached 8.8 million tons in fiscal year 2006, up 1.3% from 2005. Finished product production in the quarter totaled 2.0 million tons and totaled 7.9 million tons in the year, up approximately 2% compared with 2005.

The workforce in the two Companies totaled 13,720 employees at the end of 2006.

Operating stability at both mills this year was also constant, result of a preventative equipment maintenance program associated to the strict compliance to safety standards.
Several production records were set at the two plants.

The Ipatinga and Cubatão plants carried forward the "Value Creation Agenda" program, which aims at reevaluating production processes, adjusting operational practices to create new ways of reducing costs and increasing revenues, without jeopardizing operational stability.
Made up of several projects covering all areas of the companies, the program introduced in 2006 has produced gains, with cost savings and operational efficiency of approximately R$ 416 million.

Other Production highlights

General Customer Satisfaction Index: this main global quality indicator is obtained through surveying methodology at the customers with the aim of evaluating service vs. their needs and expectations with products and services rendered by the Company. In 2006, it reached its highest levels at both plants, with an average satisfaction rate of 85%.

Certifications: maintained and amplified all of the certifications of the companies that attest to the quality of their products and accredit sales to several sectors, both domestically as well as internationally for exports sales.

Consolidated Sales (000 t)


1,830
1,939
1,822
2,119
1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
2,028
1,971
1,992
25%
26%
35%
36%
28%
27%
29%
29%
22%
30%
31%
46%
38%
31%
32%
33%
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
Domestic Market
Export Market

Usiminas System Sales

Total Sales

Sales volume in 4Q06 totaled 2.0 million tons, with 67% for the domestic market and 33% for exports, up around 1% compared with the same period in the previous year and with 3Q06. Annual sales volume totaled 7.9 million tons, up 8% from 2005, with a highlight for the 11% increase in exports.

Domestic Market

In 4Q06, sales reached 1.3 million tons, up 25% y-o-y and stable compared to 3Q06. In 2006, sales volume totaled 5.3 million tons, up 7% from 2005, in line with the growth in domestic flat steel demand. Demand grew in almost all market segments, mainly in the vehicles and autoparts, agricultural and highway machinery, distribution, industrial equipment, domestic appliances, small diameter pipe and shapes segments, which contributed to the positive sales performance in the domestic market. The highlight was the focus on sales in segments demanding high value-added products, such as the automotive industry (automobile and autoparts), for which approximately 1.7 million tons of products were destined, representing 32% of total sales volume of the Company in the domestic market.

Market Share: The Usiminas System maintained its leadership position in the supply of flat steel to the main domestic market segments, ending the year with a market share of **52%**, and is the main supplier to the most important consumer segments, with highlight for **agricultural equipment/tractors**, **highway equipment**, **industrial equipment**, **shapes**, **large-diameter pipes** and **shipbuilding**, in which it is an exclusive supplier. In the demanding **automotive** segment, the Usiminas System has maintained its share **above 60%** in flat steel demand, the same happening in the electronic equipment industry.

Export Market

In 4Q06, exports totaled 648 thousand tons, down 29% from the same period in 2005 and up 4% from 3Q06. In 2006 the shipped volume totaled 2.7 million tons, 33% of which was slab. This volume was 11% above that shipped in 2005. The ten largest markets of the Company abroad accounted for 85% of total volume exported. In 2006, China ceased to be a relevant market for the Usiminas System and, by the same token, India became an important market of the Company for exports.

Sales Volume

Thousand tons	4Q 2006		4Q 2005		3Q 2006		Chg. 4Q06/4Q05	2006		2005		Chg. 06/05
Usiminas												
Domestic Market	**821**	77%	**628**	64%	**830**	79%	31%	**3,208**	75%	**2,945**	77%	9%
Export Market	**244**	23%	**347**	36%	**218**	21%	-30%	**1,077**	25%	**872**	23%	24%
Total	**1,065**	100%	**975**	100%	**1,048**	100%	9%	**4,285**	100%	**3,817**	100%	12%
Cosipa												
Domestic Market	**523**	56%	**443**	44%	**516**	56%	18%	**2,080**	57%	**2,002**	57%	4%
Export Market	**404**	44%	**563**	56%	**407**	44%	-28%	**1,580**	43%	**1,529**	43%	3%
Total	**927**	100%	**1,006**	100%	**923**	100%	-8%	**3,660**	100%	**3,531**	100%	4%
System												
Domestic Market	**1,344**	67%	**1,071**	54%	**1,346**	68%	25%	**5,288**	67%	**4,947**	67%	7%
Export Market	**648**	33%	**910**	46%	**625**	32%	-29%	**2,657**	33%	**2,401**	33%	11%
Total	**1,992**	100%	**1,981**	100%	**1,971**	100%	1%	**7,945**	100%	**7,348**	100%	8%

Sales Volume Mix - 4Q06


Usiminas
Cosipa
System
Expt 23%
Dom Mkt 77%
Expt 44%
Expt 33%

2006 Export Markets - Main Countries			
	Countries	Tons	% Share
1	USA	572,595	22
2	Germany	355,705	13
3	Mexico	317,996	12
4	Canada	203,181	8
5	Thailand	154,806	6
6	India	154,747	6
7	Argentina	148,799	6
8	Spain	128,138	5
9	Chile	106,694	4
10	Colombia	74,587	3
	Other	439,742	15
	TOTAL	2,656,990	100

Economic-Financial Performance

Net Revenues

Net revenues in 4Q06 increased 10% compared with 4Q05 and 5% compared with 3Q06, due to larger sales volume and better average prices in the quarter, which totaled R$ 3.3 billion. Nevertheless, in 2006, in spite of higher sales volume compared to 2005 of around 600 thousand tons, net revenue fell 5%, to R$ 12.4 billion. The decrease in revenue was mainly due to lower average prices in the year, the negative impact on export sales due to an appreciated real against the dollar and a less favorable product mix.

COGS

In 4Q06, cost of goods sold (COGS) totaled R$ 2.1 billion, up 2% from 4Q05 and up 9% from 3Q06. This growth was partially due to the increase in sales volume in the quarter, to higher expenses with contracts for maintenance services in the Ipatinga and Cubatão plants and to increased labor costs.

Total per-ton cost of goods sold (Usiminas and Cosipa) in the quarter was R$ 1,028/ton, and in 2006, it was R$ 984/ton, against R$ 971/ton in 2005.

In 2006, COGS totaled R$ 8.1 billion, up 7% compared with 2005. The increase was in line with the growth in sales volume in the period, of approximately 600 thousand tons. Raw materials, the main item in variable cost, account for around 50% of cost of production.

Gross Profit

Gross profit in 4Q06 totaled R$ 1.2 billion, down 2% from 3Q06. Gross margin fell two percentage points to 36% for the reasons mentioned in the previous items. At the end of the fiscal year, gross profit totaled R$ 4.3 billion, down 21% compared with 2005, with a gross margin of 34%.

Operating Result before Financial Expense (EBIT)

Operating expense and revenue in 4Q06 grew 55% compared with 4Q05 and 53% from 3Q06. The main variations were in SG&A (increase in labor expense) and expenses with third-party services, in addition to actuarial and tax contingency increases.

Total operating expenses and revenues totaled R$ 708 million in 2006, up 8% from 2005. The main variations were:

Sales Expenses: up 14%, basically due to higher cost of distribution expenses from increased export volume and payment of demurrage;
SG&A: up 9%, basically due to the effect of labor expense increases.
Other Operating Expense/Revenue: in line with the previous year, with a small reduction expense of around 2%.

In 4Q06, operating profit before financial expense was up 22% from 4Q05. Compared with 3Q06, it increased 11%, totaling R$ 907 million. Operating margin decreased to 28% from 33%.
In the 2006 fiscal year, operating profits totaled R$ 3.6 billion, down 25% from 2005, for the reasons stated above. Operating margin decreased to 29% from 36%.

EBITDA

EBITDA in 4Q06 totaled R$ 1.2 billion, up 30% from 2005 and down 3% from 3Q06. The EBITDA margin fell three percentage points, to 36% in 4Q06 from 39% 3Q06.

In 2006, the EBITDA margin reached 35%, in line with the Company's expectations, but seven percentage points below that in 2005. Accumulated EBITDA reached R$ 4.4 billion.

Financial Result

Net financial expense in 4Q06 totaled R$ 45 million, down 72% compared with 4Q05 and down 51% from 3Q06, mainly due to the reduction in exchange losses over debt.

Debt reduction and the consequent reduction in financial charges over debt, associated with the decrease in exchange losses, were the main factors driving the decline in net financial expense by R$ 334 million, down 50% from the previous year, totaling R$ 332 million.

Equity Income

In the quarterly consolidated result, equity income of subsidiaries and affiliated companies totaled R$ 51 million. At the end of 2006, equity income was R$ 150 million, lower than the R$ 923 million in 2005. It is worthwhile to mention that in 4Q05, R$ 750 million of the amount was attributed to a non-recurring gain in Usiminas' share in Ternium.

Non-Operating Result

Non-operating result totaled R$ 31.7 million in 4Q06 and R$ 46 million in 2006. Revenues generated from the updating of the market value of Eletrobras shares and capital gains in the subscription of Ternium share are accounted for.

Income Tax and Social Contribution

4Q06 was impacted by the accrual of provision for payment of interest on equity capital in the amount of R$ 300 million, which reduced the tax expense compared with 3Q06.

Net Profit

Net consolidated profit in 4Q06 totaled R$ 752 million, down 43% from 4Q05 and up 5% (or R$ 37 million) from 3Q06.

In 2006, net profit totaled R$ 2.5 billion, with a net margin of 20%. The result is 35% lower than in fiscal year 2005, mainly due to the reduction in sales revenue because of lower prices and to the accounting in 4Q05 of the positive effects of equity income relative to Usiminas' share in Ternium, as already mentioned in the Equity Income section.

Indebtedness

Total consolidated debt decreased to R$ 3.5 billion on 12/31/06 from R$ 3.7 billion on 09/30/06. Debt on 12/31/05 was R$ 3.9 billion. Effective debt amortization in 2006 was R$ 160 million (considering amortization minus new debt).

Comprised of 27% in local currency and 73% in foreign currency, the debt has a maturity profile of 22% in the short term and of 78% in the long term, considered adequate by the Company.

Considering cash position, net indebtedness at the end of 2006 was R$ 0.7 billion, equivalent to US$ 0.4 billion, and the net debt/EBITDA ratio was reduced to 0.2X on 12/31/06 from 0.4X on 12/31/05.


Consolidated Net Debt / EBITDA
2.7 2.6 2.5 2.3 2.1 1.6 1.1 0.7 0.4 0.4 0.4 0.4 0.3 0.4 0.4 0.2
2.4 2.6 2.5 2.3 2.2 1.9 1.7 1.3 1.0 1.0 1.0 0.9 0.7 0.7 0.8 0.4
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
CND (US$ billion) CND/EBITDA


EBITDA & EBITDA Margin
42% 36% 33% 31% 39% 46% 49% 48% 50% 47% 41% 31% 31% 34% 39% 36%
258 255 225 263 318 422 538 652 646 655 539 404 414 479 565 551
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
EBITDA (US$ million) EBITDA Margin

Investments

Investments in fixed assets totaled R$ 544 million in 2006. The proceeds were used in technology updating of equipment and environmental protection at the plants.

The investments underway at the Ipatinga and Cubatão plants are for quality improvement, mix improvement, expansion and cost reduction. The main investments in the two plants are listed below:

IPATINGA PLANT

⇒ **BLOWER FOR BLAST FURNACE NR. 3**
Benefits: provide an increase in nominal production of electrical energy by 6MW.

⇒ **NEW COKE OVEN PLANT NR. 3**
Benefits: to produce 750,000 tons/yr of coke, aiming at self-sufficiency in coke production.

⇒ **STEEL SHOP NR. 3**
Benefits: improvements which will increase higher value liquid steel production.

⇒ **HEAVY PLATE MILL**
Benefits: increased capacity by 300,000 tons/yr, with improvements in API grade steel.

⇒ **NEW THERMOELECTRIC POWER PLANT**
Benefits: provide 60 MW additional power generation at the plant, utilizing off gases, replacing the system of steam generation by extraction of steam process vapor in the turbine.

CUBATÃO PLANT

⇒ **HOT STRIP MILL NR. 2**
Benefits: production of 2.25 million tons/yr of hot strip in the 1st phase and 4.65 million tons/year in the 2nd phase.

⇒ **MODERNIZATION OF CONTINUOUS CASTING MACHINE NR. 3**
Benefits: increase steel shop liquid steel production capacity by 190,000 tons/yr and enable production of high value added steel requiring secondary metallurgical processing and vacuum degassing in ladle furnace.

⇒ **REVAMPING OF BLAST FURNACE NR. 1**
Benefits: serve production increase plans and operating guarantee.

⇒ **PRESSURE RECOVERY TURBINE IN BLAST FURNACE NR. 2**
Benefits: provide 11.9 MW/h average of power generation..

Capital Markets

- **Performance in the Bovespa Index**

At the end of 2006, preferred class "A" shares (USIM5), with higher liquidity than ordinary shares, appreciated 45% on an annual basis, above the Ibovespa, which rose 33%. On the other hand, ordinary shares (USIM3) rose 87%.

On 12/31/06, USIM5 shares were at R$ 80.50 and USIM3 at R$ 96.00. Traded value in the 4Q06, (considering ordinary and preferred shares) was R$ 4.5 billion. The Company continued to be recommended by financial institutions as an investment option among companies in the steel industry, according to Reuters market consensus with regard to its future performance.

Usiminas still ranks fourth among the companies with greatest weight in the IBOVESPA, with a 4.12% share in the theoretical portfolio of the Ibovespa in the Dec/06 to Apr/07 period. As main index on the São Paulo Stock Exchange, the Ibovespa is used by the market as a whole as a basis for decision making.

Trading Summary Table for Usiminas Shares - 4Q06

Stock, ADR or Index	Number of Trades (daily avg)	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 12/28/06
USIM3 (ON)	40	2,908	265,433	29.7%	R$ 96.00
USIM5 (PNA)	1,185	57,160	4,186,175	23.8%	R$ 80.50
USNZY (ADR)	4	259	8,788	25.9%	US$ 37.50
XUSI (Latibex)	27	598	15,933	18.5%	€ 28,49
IBOVESPA	52,487	1,134,269,819	135,006,529	22.0%	44,473


USIM5 and USM3 vs Ibovespa
From 12/29/2005 to 12/28/2006
210
190
170
150
130
110
90
70
50
187,1
144,8
132,9
dez/05
jan/06
fev/06
mar/06
abr/06
mai/06
jun/06
jul/06
ago/06
set/06
out/06
nov/06
dez/06
IBOVESPA
USIM5
USIM3

- **ADR Performance in the United States**

In 2006, Usiminas shares traded in the United States as ADR Level 1 (USNZY) OTC (Over the Counter) rose 60% and were at US$ 37.50 on 12/31/06.

- **Performance on the Latibex**

Usiminas shares (XUSI) have been listed on the Latibex since 07/05/05 and are the second most traded shares. In 2006, they rose 43% and were at € 28.49 on 12/31/06.

- **Participation in Events**

During 2006, the Company held 11 meeting with analysts and investors organized by the APIMEC (Capital Markets Investment Professionals Association) in the main cities of the country and in cities in the interior of Minas Gerais, under the project "Democratization of Capital Markets" of the APIMEC Minas Gerais Chapter. It also took part in other events, such as Expomoney, in addition to several conferences and "roadshows" in Brazil and abroad, always aiming at strengthening even further its relations with the financial market.

Awards in 2006:

- National APIMEC 2005 - Finalist in Publicly Listed Companies category.
- National APIMEC 2005 - Finalist in Quality - Best Presentation.
- National APIMEC 2005 - Finalist for Best IR Executive.
- Institutional Investor Magazine 2005 - Second position in Metals and Mining for Latin America.
- Best IR Executive - IR Magazine Awards - Honorable Mention 2006.
- Seal of Consistency Apimec 2006 - award given to companies that hold presentations for consecutive years to analysts: APIMEC-MG - 5 Years; APIMEC-SP/MG/Rio/DF/NE/Sul - 3 Years.
- I3 Award - Individual Investor Index - Expomoney 2006 - given to Usiminas for its participation in the SP and MG events, showing commitment and respect to individual investors.

- **Transparency Award**

Recognized for its excellent relationship with the market, analysts, shareholders and investors, Usiminas was one of ten finalists in the 2006 Transparency Award - the 10th Anefac/Fipecafi/Serasa Award, given by the National Association of Finance, Administrative and Accounting Executives (Anefac) in the publicly traded company category. The Transparency Award is granted to companies that publish accounting statements with clear, precise, transparent information, qualities that are essential to demonstrate respect for consumers, investors and society. This is the fourth time the Company has been granted the award.

- **Credit Rating**

Usiminas reached the investment grade rating after Fitch Ratings assigned BBB- and AA+ ratings in foreign and local currency, respectively, with a stable outlook.
According to Fitch, the evaluation is based on its "competitive position in the market and on its conservative financial profile." The agency also assigned the BBB- rating to Usiminas' US$ 500 million Global Medium Term Notes program.

- **Shareholder Remuneration**

In August 2006, the Company approved the distribution of profits relative to first half 2006. Interest on equity capital was paid out to each ordinary share in the amount of R$ 1.52079 per share and to each preferred share in the amount of R$ 1.67287 per share, corresponding to a total disbursement of R$ 350 million. In December 2006, the Board of Directors decided to distribute complementary interest on equity capital relative to second half 2006, in the amount of R$ 1.30354 per ordinary share and R$ 1.4339 per preferred share, corresponding to a total of R$ 300 million.

On 03/05/07, the Board approved, *ad referendum* to the general shareholders' meeting, payment of complementary dividends, which means an additional pay out of R$ 200 million. Each ordinary share will have the right to R$ 0.86901 and each preferred share, R$ 0.95592. Payment relative to the approvals of December 2006 and March 2007 will be effected on April 11, 2007.

With this, total dividends and interest on equity capital to be paid to shareholders relative to fiscal year 2006 come to R$ 850 million and corresponds to a payout of 34%.

- **Shareholder Composition**

On 12/31/06, the Company's capital was R$ 5.4 billion, divided into 225,285,820 shares - 112,280,152 ordinary shares, 112,610,207 preferred class "A" shares and 395,461 preferred class "B" shares (convertible into class A preferred shares, which are more liquid). From net adjusted profit in the fiscal year, a minimum legal percentage (25%) is destined to remuneration of the shareholders. Holders of preferred shares received 10% greater dividends than those attributed to ordinary shares.

Shareholder Composition of the Company - voting shares


Control Group: 63.9%
Nippon Group
24.7%
Previ
14.9%
Usiminas Pension
Fund
10.1%
CVRD
12.3%
Camargo Corrêa
11.6%
Others
8.9%
Votorantim
11.6%
CVRD
5.9%

Other Participating Companies of the Usiminas System

Ternium

On 02/27/07, Ternium released its 4Q06 and 2006 earnings results, as per the highlights below:

Summary of Results	4Q06	2006
Volume transported - million tons	2,145.9	9,035.1
Gross Revenues - US$ million	1,587.5	6,569.0
Net Revenues - US$ million	433.8	2,267.6
Operating profit (before Financial Result) - US$ million	259.2	1,636.6
EBITDA - US$ million	376.8	2,074.3
EBITDA Margin	24%	32%
Net Income - US$ million	158.2	996.0
Equity Holders of the Company - US$ million	140.4	795.4

Ternium sales volume in South and Central America increased 13% in 4Q06 from 4Q05, and net revenue per ton was up 9% in the period. In North America, sales volume fell 10% in 4Q06 y-o-y and net per ton revenue was 10% higher in the period, in spite of decreasing q-o-q, as a consequence of increased imports and the destocking process in the distribution segment in the US and Mexico due to slower economic growth.

In 4Q06, operating profit was lower compared with 4Q05 and with 3Q06. The result is mainly due to the increase in raw materials prices and non-recurring stoppages at Sidor in Venezuela, which reduced shipments by approximately 170 thousand tons; revamping of blast furnaces at Siderar and increase in liabilities related to benefits of the Sidor Pension Fund in the amount of US$ 46.9 million.

The Board of Directors of Ternium proposed, subject to approval of the annual shareholders' meeting to be held on 06/06/07, the annual payment of dividends in the total amount of approximately US$ 100.2 million. If approved at the meeting, payment will occur on 06/12/07.

Ternium is one of the largest steel producers in the Americas, offering a large array of products including flat and long steel products. The company has operational facilities in Mexico (Hylsamex), Argentina (Siderar) and Venezuela (Sidor) and has a vast distribution network.

Usiminas has a 14.25% stake in Ternium's capital, in which it is a partner with the Techint Group.

Unigal

In 4Q06, 112.9 thousand tons were processed, accumulating a total of 437.5 thousand tons in 2006, up 15% and 8%, respectively, compared with the same respective periods in 2005.
Net revenue in 4Q06 totaled R$ 33.0 million, accumulating a total of R$ 144.6 million in the 2006 fiscal year. In the quarter, EBITDA reached R$ 31.5 million, accumulating a total amount of R$ 123.9 million in 2006. Net profit in 4Q06 was R$ 12.0 million, accounting a total R$ 17.4 million in the fiscal year.

As a joint venture between Usiminas and Nippon Steel, Unigal processes cold rolled coils through hot dipped galvanizing. Usiminas has a 79.3% stake in its capital.

MRS Logística

On 02/07/07, MRS released its 4Q06 and 2006 earnings results:

Summary of Results	4T06	2006
Volume transported - million tons	29.6	113.3
Gross Revenues - R$ million	603.2	2,273.5
Net Revenues - R$ million	521.6	1,963.5
Operating profit (before Financial Result) - R$ million	238.9	881.4
EBITDA - R$ million	267.1	1,003.0
EBITDA Margin	51%	51%
Net Income - R$ million	150.0	540.9

Upon completion of 10 years of operation in 2006, MRS presented results that show sustained production growth. Total tonnage hauled was 113.3 million tons in the year, up 4.6% from 2005. There was also growth of around 10% in the transportation of iron ore for export; 13% increase in transportation of fertilizers, driven by the increment in imports; 30% growth in transportation of sand and a 12% increase in transportation of steel products.

Compared with the 2005 fiscal year, net revenue grew 14% and net profit increased 32%. EBITDA totaled R$ 1 billion, with a 51% margin. In the year investments totaled approximately R$ 500 million, and were used for the purchase of 39 locomotives, 433 railcars and extension of 13.6 km of railway.

MRS Logística is a concessionaire that controls, operates and monitors the Southeast Federal Railroad Network. The company operates in the rail transportation market, interconnecting the states of Rio de Janeiro, Minas Gerais and São Paulo. The region concentrates approximately 65% of Brazil's GDP. It is also home for the largest industrial complexes in the country. Through MRS's network it is also possible to reach the ports of Sepetiba and Santos (the largest in Latin America).

MRS's activities focus on rail transportation of general cargo, such as ores, finished steel products, cement, bauxite, agricultural products, green coke and containers and integrated logistics.

Usiminas has 20% of the voting capital and is part of the Company's control group.

Usiminas Mecânica

In 4Q06, the Company posted net profit of R$ 19.5 million and in 2006 of R$ 31.4 million. The result is 492% higher than that in the same period in the previous year, due to its the recovery in operations as of 2Q06.

UMSA set in 2006 an all-time sales record, surpassing R$ 1.0 billion. The outlook for 2007 is good, supported by a significant long-term projects portfolio, estimated at R$ 400 million at the end of the year.

The Company invested R$ 32 million in 2006 in the installation of a fifth blanking plant in Cubatão, SP, in the modernization of its machining facilities in Ipatinga, MG and in the updating of its SAP management system.

Usiminas holds 99.9% of Usiminas Mecânica's capital

Main projects underway or concluded in 2006:

- Assembly of a new sintering plant at Gerdau-Açominas in Ouro Branco, MG;
- Supply and assembly of process equipment and structures for a new aluminum plant in Maranhão state for Alumar;
- Construction and assembly of equipment and structures for a new Alunorte expansion in Pará state;
- Supply of structures and assembly of Cosipa's nr. 3 Continuous Casting Machine;
- Supply and assembly of Passagem Bridge in Vitória, ES;
- Supply of structures for the Onça Puma Mining Co.
- Revamping of CSN's nr. 3 Blast Furnace;
- Conclusion of supplying for repair of the Bronx-Whitestone Bridge in New York City;
- Conclusion of the second highway-railway bridge over the Orinoco River in Puerto Ordaz, Venezuela;
- Conclusion of supplying and assembly of metallic structures of the compression and generation modules of Petrobras' P52 and P51 platforms in the Bay of Campos, RJ.

Further information:
Investor Relations Department

Bruno Seno Fusaro

brunofusaro@usiminas.com.br
Tel: +55 (31) 3499-8710

Matheus Perdigão Rosa

mprosa@usiminas.com.br
Tel: +55 (31) 3499-8056

Luciana Valadares dos Santos

lsantos@usiminas.com.br
Tel: +55 (31) 3499-8619

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: +55 (11) 5070-8980 (Cosipa - SP)
Tel: +55 (31) 3499-8617 (Usiminas -BH)

FIRB

Financial Investor Relations Brasil
Lígia Montagnani – Consultant
Tel.: (55 11) 3897-6405
ligia.montagnani@firb.com

Custodian: Banco Bradesco S/A
Shareholder Department
Phone: +55 11 - 3684-9495

ADR's - Depositary Bank: The Bank of New York

Visit our Investor Relations page: www.usiminas.com.br

<u>Conference calls</u>: **Wednesday, March 07**

Local, at 11:30 AM (Brasília).
Telephones for connection:
Brazil: (11) 4688-6301
Foreign: (55 11) 4688-6301

International, at 1:00 PM (Brasília) (11:00 AM EST).
Telephones for connection:
US: (1 800) 860-2442
Brazil: (11) 4688-6301
Other countries: (1 412) 858-4600

Pincode: **331** (local) / **938** (international)

Audio of the conference call will transmitted live via Internet, together with a slide presentation on our website: <u>www.usiminas.com.br</u>

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	4Q 2006	4Q 2005	3Q 2006	Chg. 4Q06/4Q05
Net Revenues	**1,794,201**	**1,575,741**	**1,710,994**	**14%**
Domestic Market	1,465,063	1,157,444	1,434,711	27%
Export Market	329,138	418,297	276,283	-21%
COGS	(1,158,415)	(992,282)	(1,103,592)	17%
Gross Profit	**635,786**	**583,459**	**607,402**	**9%**
Gross Margin	**35%**	**37%**	**35%**	**-2 p.p.**
Operating Income (Expenses)	**(104,385)**	**(24,477)**	**(83,134)**	**326%**
Selling	(25,600)	(23,658)	(29,283)	8%
General and Administrative	(39,317)	(37,638)	(35,209)	4%
Others, Net	(39,468)	36,819	(18,642)	-207%
EBIT	**531,401**	**558,982**	**524,268**	**-5%**
EBIT Margin	**30%**	**35%**	**31%**	**-5 p.p.**
Financial Result	(16,057)	(35,059)	(12,318)	-54%
Financial Income	16,603	86,747	29,812	-81%
Financial Expenses	(32,660)	(121,806)	(42,130)	-73%
Equity Income	286,433	784,082	377,952	-63%
Operating Result	**801,777**	**1,308,005**	**889,902**	**-39%**
Non-Operating Income	29,366	894	994	3185%
Profit Before Taxes	**831,143**	**1,308,899**	**890,896**	**-37%**
Income Tax / Social Contribution	(81,373)	7,710	(173,996)	-1155%
Net Income	**749,770**	**1,316,609**	**716,900**	**-43%**
Net Margin	**42%**	**84%**	**42%**	**-42 p.p.**
Net Income per thousand shares	**3.41771**	**6.00157**	**3.26788**	**-43%**
EBITDA	**638,523**	**576,077**	**620,479**	**11%**
EBITDA Margin	**35.6%**	**36.6%**	**36.3%**	**-1,0 p.p.**
Depreciation	67,657	65,345	65,361	4%
Provisions	39,465	(48,250)	30,850	-182%

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	2006	2005	Chg. 06/05
Net Revenues	**6,789,508**	**6,956,208**	**-2%**
Domestic Market	5,500,656	5,741,980	-4%
Export Market	**1,288,852**	**1,214,228**	6%
COGS	(4,439,002)	(3,855,184)	15%
Gross Profit	**2,350,506**	**3,101,024**	**-24%**
Gross Margin	**35%**	**45%**	**-10 p.p.**
Operating Income (Expenses)	**(329,482)**	**(258,316)**	**28%**
Selling	(124,370)	(95,210)	31%
General and Administrative	(147,307)	(130,136)	13%
Others, Net	(57,805)	(32,970)	75%
EBIT	**2,021,024**	**2,842,708**	**-29%**
EBIT Margin	**30%**	**41%**	**-11 p.p.**
Financial Result	(111,090)	(200,227)	-45%
Equity Income	997,368	1,888,053	-47%
Operating Result	**2,907,302**	**4,530,534**	**-36%**
Non-Operating Income	32,660	2,991	992%
Profit Before Taxes	**2,939,962**	**4,533,525**	**-35%**
Income Tax / Social Contribution	(437,998)	(620,234)	-29%
Net Income	**2,501,964**	**3,913,291**	**-36%**
Net Margin	**37%**	**56%**	**-19 p.p.**
Net Income per thousand shares	11.40483	17.83815	**-36%**
EBITDA	**2,350,969**	**3,111,305**	**-24%**
EBITDA Margin	**34.6%**	**44.7%**	**-10,1 p.p.**
Depreciation	263,468	258,626	2%
Provisions	66,477	9,971	567%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	4Q 2006	4Q 2005	3Q 2006	Chg. 4Q06/4Q05
Net Revenues	3,276,934	2,968,559	3,127,387	10%
Domestic Market	2,401,413	2,018,852	2,304,161	19%
Export Market	875,521	949,707	823,226	-8%
COGS	(2,105,494)	(2,056,276)	(1,932,667)	2%
Gross Profit	1,171,440	912,283	1,194,720	28%
Gross Margin %	36%	31%	38%	+5 p.p.
Operating Income (Expenses)	(264,292)	(169,545)	(173,153)	56%
Selling	(62,523)	(57,998)	(65,671)	8%
General and Administrative	(77,500)	(74,689)	(68,662)	4%
Others, Net	(124,269)	(36,858)	(38,820)	237%
EBIT	907,148	742,738	1,021,567	22%
EBIT Margin %	28%	25%	33%	+3 p.p.
Financial Result	(44,659)	(161,640)	(91,148)	-72%
Equity Income	51,365	706,455	109,211	-93%
Operating Result	913,854	1,287,553	1,039,630	-29%
Non-Operating Income	31,719	(40,677)	2,287	-178%
Profit Before Taxes	945,573	1,246,876	1,041,917	-24%
Income Tax / Social Contribution	(189,282)	86,373	(321,666)	-319%
Income before Taxes	756,291	1,333,249	720,251	-43%
Minority Interests	(4,079)	(8,668)	(5,664)	-53%
Net Income	752,212	1,324,581	714,587	-43%
Net Margin	23%	45%	23%	-22 p.p.
Net Income per thousand shares	3.42885	6.03790	3.25734	-43%
EBITDA	1,186,154	909,975	1,227,767	30%
EBITDA Margin %	36.2%	30.7%	39.3%	+5,5 p.p.
Depreciation	171,948	171,306	172,999	0%
Provisions	107,058	(4,069)	33,201	-2731%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	2006	2005	Chg. 06/05
Net Revenues	**12,415,318**	**13,040,726**	**-5%**
Domestic Market	9,171,999	9,816,093	-7%
Export Market	3,243,319	3,224,633	1%
COGS	(8,147,672)	(7,625,365)	7%
Gross Profit	**4,267,646**	**5,415,361**	**-21%**
Gross Margin	**34%**	**42%**	**-8 p.p.**
Operating Income (Expenses)	**(707,619)**	**(655,839)**	**8%**
Selling	(264,125)	(231,310)	14%
General and Administrative	(280,803)	(258,603)	9%
Others, Net	(162,691)	(165,926)	-2%
EBIT	**3,560,027**	**4,759,522**	**-25%**
EBIT Margin	**29%**	**36%**	**-7 p.p.**
Financial Result	(331,803)	(666,197)	-50%
Equity Income	150,171	922,964	-84%
Operating Result	**3,378,395**	**5,016,289**	**-33%**
Non-Operating Income	45,984	(41,049)	-212%
Profit Before Taxes	**3,424,379**	**4,975,240**	**-31%**
Income Tax / Social Contribution	(889,040)	(1,033,472)	-14%
Income before Taxes and Profit Sharing	2,535,339	3,941,768	-36%
Profit Sharing	(19,878)	(23,339)	-36%
Net Income	**2,515,461**	**3,918,429**	**-36%**
Net Margin	**20%**	**30%**	**-10 p.p.**
Net Income per thousand shares	11.46635	18.21717	-37%
EBITDA	**4,368,433**	**5,525,169**	**-21%**
EBITDA Margin	**35.2%**	**42.4%**	**-7,2 p.p.**
Depreciation	687,784	680,192	1%
Provisions	120,622	85,455	41%

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolitaded	
	4Q 2006	4Q 2005	4Q 2006	4Q 2005
Operating Activities				
Net Income (Loss) in the Period	749,770	1,316,609	752,212	1,324,581
Financial Expenses and Monetary Var/Net Exchge Var	17,050	74,722	96,513	287,007
Depreciation, Exhaustion and Amortization	67,657	65,345	172,072	171,310
Investment Write-offs (Decrease in Permanent Assets)	14,502	(4,594)	14,316	35,472
Equity in the Results of Subsidiaries/Associated Companies	(286,434)	(784,082)	(51,364)	(706,455)
Dividend Income from Subsidiaries	348,246	313,449	348,246	58,187
Income Tax and Social Contribution	81,373	(7,710)	189,281	(86,373)
Provisions	(120,862)	53,717	(139,149)	79,798
Adjustment for Minority Participation	0	0	4,079	8,668
Total	**871,302**	**1,027,456**	**1,386,206**	**1,172,195**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(156,522)	(122,506)	(276,379)	(135,741)
Increase (Decrease) in Inventories	(53,709)	89,082	118,962	291,281
Increase (Decrease) in Recovery of Taxes	(1,524)	4,524	(6,570)	(21,955)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	(27,522)	(31,089)	14,130	(193,219)
Increase (Decrease) in Judicial Deposits	(65,917)	(6,286)	(74,891)	(10,140)
Increase (Decrease) in Accounts Receivables Affiliated Companies	(182,071)	(101,376)	(27,640)	(53,376)
Others	6,704	(185,611)	45,481	(21,158)
Total	**(480,561)**	**(353,262)**	**(206,907)**	**(144,308)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	54,187	(92,731)	74,974	(57,467)
Amounts Owed to Affiliated Companies	183,312	(11,519)	173,683	(30,497)
Customers Advances	(338)	(8,778)	51,643	(51,099)
Tax Payable	(4,608)	4,727	1,195	(8,875)
Income Tax and Social Contribution	(41,181)	(38,201)	(191,366)	(175,381)
Others	279	(141,231)	(179,855)	(83,769)
Total	**191,651**	**(287,733)**	**(69,726)**	**(407,088)**
Cashflow Generated from Operating Activities	**582,392**	**386,461**	**1,109,573**	**620,799**
Financial Activities				
Inflow of Loans and Financing	96,662	0	225,620	87,275
Payment of Loans, Financing and Debentures	(21,739)	(56,074)	(325,428)	(291,483)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(4,574)	(7,037)	(88,105)	(65,306)
Swap Operation Redemptions	1	(92,358)	(33,531)	(155,071)
Dividends Paid	42	(33,359)	3,316	(33,425)
Net Funds from Financial Activities	**70,392**	**(188,828)**	**(218,128)**	**(458,010)**
Investment Activities				
(Additions) in Long-term Investments	0	(330)	0	(2,930)
(Additions) to Permanent Assets, except Deferred Charges	(64,306)	13,915	(159,036)	(58,123)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(64,306)**	**13,585**	**(159,036)**	**(61,053)**
Exchange Variation of Cash and Cash Equivalents	**(241)**	**(9)**	**(11,792)**	**25,945**
Cash Balance Change	**588,237**	**211,209**	**720,617**	**127,681**
At the Beginning of the Period	686,257	870,710	2,000,445	1,802,973
At the End of the Period	1,274,494	1,081,919	2,721,062	1,930,654

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 2006	Parent Company 2005	Consolitaded 2006	Consolitaded 2005
Operating Activities				
Net Income (Loss) in the Period	2,501,964	3,913,291	2,515,461	3,918,429
Financial Expenses and Monetary Var/Net Exchge Var	127,634	249,159	399,026	583,966
Depreciation, Exhaustion and Amortization	263,468	258,626	687,784	680,192
Investment Write-offs (Decrease in Permanent Assets)	15,024	24,030	14,878	64,560
Equity in the Results of Subsidiaries/Associated Companies	(997,368)	(1,888,053)	(150,170)	(922,964)
Dividend Income from Subsidiaries	348,246	313,449	348,246	59,910
Income Tax and Social Contribution	437,998	620,234	889,040	1,033,472
Provisions	(86,502)	(14,679)	(121,648)	55,473
Adjustment for Minority Participation	0	0	19,878	23,339
Total	**2,610,464**	**3,476,057**	**4,602,495**	**5,496,377**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(133,156)	14,918	(138,529)	142,421
Increase (Decrease) in Inventories	17,229	(334,037)	(10,932)	(532,854)
Increase (Decrease) in Recovery of Taxes	(22,712)	7,190	(11,318)	46,774
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	28,871	169,503	126,261	116,178
Increase (Decrease) in Judicial Deposits	(79,614)	(15,138)	(122,121)	(37,762)
Increase (Decrease) in Accounts Receivables Affiliated Companies	318,539	(175,907)	267,140	(172,831)
Others	27,578	(137,468)	(75,854)	(1,445)
Total	**156,735**	**(470,939)**	**34,647**	**(439,519)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	105,815	46,478	129,948	66,890
Amounts Owed to Affiliated Companies	185,492	18,745	170,539	73
Customers Advances	(490)	811	77,775	(16,375)
Tax Payable	1,474	(51,973)	13,752	(106,627)
Income Tax and Social Contribution	(490,896)	(645,452)	(1,049,154)	(884,937)
Others	(26,348)	(254,383)	(157,533)	(304,968)
Total	**(224,953)**	**(885,774)**	**(814,673)**	**(1,245,944)**
Cashflow Generated from Operating Activities	**2,542,246**	**2,119,344**	**3,822,469**	**3,810,914**
Financial Activities				
Inflow of Loans and Financing	100,625	234,576	1,183,510	649,576
Payment of Loans, Financing and Debentures	(386,703)	(577,675)	(1,343,467)	(1,645,806)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(57,092)	(91,021)	(309,856)	(368,102)
Swap Operation Redemptions	(313,981)	(120,826)	(811,275)	(270,305)
Dividends Paid	(887,658)	(1,375,410)	(903,158)	(1,390,092)
Net Funds from Financial Activities	**(1,544,809)**	**(1,930,356)**	**(2,184,246)**	**(3,024,729)**
Investment Activities				
(Additions) in Long-term Investments	(527,320)	(295,954)	(262,029)	(298,546)
(Additions) to Permanent Assets, except Deferred Charges	(257,790)	(213,486)	(524,244)	(408,494)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(785,110)**	**(509,440)**	**(786,273)**	**(707,040)**
Exchange Variation of Cash and Cash Equivalents	**(19,752)**	**4,232**	**(61,542)**	**(59,077)**
Cash Balance Change	**192,575**	**(316,220)**	**790,408**	**20,068**
At the Beginning of the Period	1,081,919	1,398,139	1,930,654	1,910,586
At the End of the Period	1,274,494	1,081,919	2,721,062	1,930,654

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company		Consolidated	
	31-dec-06	31-dec-05	31-dec-06	31-dec-05
Current Assets	**3,873,112**	**3,719,421**	**7,582,233**	**6,640,126**
Cash and Cash Equivalents	1,274,494	1,081,919	2,721,062	1,930,654
Trade Accounts Receivable	1,008,620	875,464	1,796,055	1,657,527
Taxes Recoverable	36,105	13,393	98,853	87,535
Inventories	1,248,248	1,265,477	2,542,793	2,531,861
Deferred Income Tax & Social Contrb'n	155,541	184,412	256,836	243,617
Other Securities Receivables	150,104	298,756	166,634	188,932
Long-Term Receivable	**709,513**	**1,090,700**	**1,133,673**	**1,549,137**
Deferred Income Tax & Social Contrb'n	347,336	491,550	540,972	824,666
Related Company Credits	9,032	327,405	48	267,140
Deposits at Law	254,232	174,618	426,064	303,943
Taxes Recoverable	16,147	42,074	40,572	63,989
Others	82,766	55,053	126,017	89,399
Permanent Assets	**9,761,535**	**8,460,759**	**10,259,583**	**10,005,995**
Investments	6,348,829	5,028,034	1,762,748	1,329,045
Property, Plant and Equipment	3,412,706	3,432,725	8,471,965	8,648,782
Deferred	-	-	24,870	28,168
Total Assets	**14,344,160**	**13,270,880**	**18,975,489**	**18,195,258**

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	31-dec-06	31-dec-05	31-dec-06	31-dec-05
Current Liabilities	**1,647,754**	**2,111,496**	**3,175,786**	**3,940,371**
Loans and Financing and Taxes Payable in Installments	290,382	543,092	760,903	1,182,990
Suppliers, Subcontractors and Freight	250,299	144,484	525,044	395,096
Taxes, Charges and Payroll Taxes	193,943	386,736	388,658	676,851
Related Companies	252,108	66,616	228,747	58,208
Financial Instruments	7,185	271,587	246,907	675,817
FEMCO	-	-	9,124	10,607
Dividends Payable	503,129	540,544	508,709	546,955
Others	150,708	158,437	507,694	393,847
Long-Term Liabilities	**2,236,480**	**2,351,422**	**5,283,632**	**5,418,178**
Loans and Financing and Taxes Payable in Installments	628,555	724,773	2,446,796	2,436,823
Related Companies	60,228	57,658	9,157	14,062
Provision for Contingencies	569,583	579,083	1,053,957	1,058,218
Actuarial Liability	899,904	899,990	986,139	969,479
Financial Instruments	10,533	-	258,843	336,736
FEMCO	-	-	264,293	322,760
Others	67,677	89,918	264,447	280,100
Minority Interests	**-**	**-**	**98,040**	**84,139**
Shareholders' Equity	**10,459,926**	**8,807,962**	**10,418,031**	**8,752,570**
Capital	5,400,000	2,400,000	5,400,000	2,400,000
Reserves	2,557,962	2,494,671	2,502,570	2,434,141
Revenues from Fiscal Year	2,501,964	3,913,291	2,515,461	3,918,429
Total Liabilities and Shareholders' Equity	**14,344,160**	**13,270,880**	**18,975,489**	**18,195,258**

Companhia Siderúrgica Paulista - COSIPA
Income Statement - Consolidated
Brazilian GAAP (Corporate Law)

R$ thousand	4Q 2006	4Q 2005	3Q 2006	Chg. 4Q06/4Q05
Net Revenues	1,372,975	1,206,587	1,381,511	14%
Domestic Market	873,780	720,053	862,083	21%
Export Market	499,195	486,534	519,428	3%
COGS	(938,763)	(956,464)	(872,746)	-2%
Gross Profit	434,212	250,123	508,765	74%
Gross Margin	32%	21%	37%	+11 p.p.
Operating Income (Expenses)	(124,622)	(69,534)	(57,315)	79%
Selling	(19,769)	(17,161)	(19,429)	15%
General and Administrative	(16,262)	(11,715)	(16,492)	39%
Others, Net	(88,591)	(40,658)	(21,394)	118%
EBIT	309,590	180,589	451,450	71%
EBIT Margin	23%	15%	33%	+8 p.p.
Financial Result	(24,612)	(130,099)	(74,651)	-81%
Operating Result	284,978	50,490	376,799	464%
Non-Operating Income	(540)	(40,111)	(481)	-99%
Profit Before Taxes	284,438	10,379	376,318	2641%
Income Tax / Social Contribution	(89,425)	6,377	(132,942)	-1502%
Minority Interests	(1,037)	(840)	(1,804)	23%
Net Income	193,976	15,916	241,572	1119%
EBITDA	468,058	302,830	548,520	55%
EBITDA Margin	34%	25%	40%	+9 p.p.

Companhia Siderúrgica Paulista - COSIPA
Income Statement - Consolidated
Brazilian GAAP (Corporate Law)

R$ thousand	2006	2005	Chg. 06/05
Net Revenues	5,102,474	5,295,217	-4%
Domestic Market	3,350,991	3,514,977	-5%
Export Market	1,751,483	1,780,240	-2%
COGS	(3,549,965)	(3,349,433)	6%
Gross Profit	1,552,509	1,945,784	-20%
Gross Margin	30%	37%	-7 p.p.
Operating Income (Expenses)	(233,873)	(223,409)	5%
Selling	(71,181)	(72,089)	-1%
General and Administrative	(59,003)	(55,576)	6%
Others, Net	(103,689)	(95,744)	8%
EBIT	1,318,636	1,722,375	-23%
EBIT Margin	26%	33%	-7 p.p.
Financial Result	(180,478)	(380,694)	-53%
Operating Result	1,138,158	1,341,681	-15%
Non-Operating Income	(1,976)	(44,010)	-96%
Profit Before Taxes	1,136,182	1,297,671	-12%
Income Tax / Social Contribution	(380,821)	(436,706)	-13%
Minority Interests	(5,502)	(6,171)	-11%
Net Income	749,859	854,794	-12%
EBITDA	1,740,456	2,148,433	-19%
EBITDA Margin	34%	41%	-7 p.p.

Companhia Siderúrgica Paulista - COSIPA

Cash Flow

Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded		Consolitaded	
	4Q 06	4Q 05	2006	2005
Operating Activities				
Net Income (Loss) in the Period	193,976	15,916	749,859	854,794
Financial Expenses and Monetary Var/Net Exchge Var	43,476	151,180	222,047	336,413
Depreciation, Exhaustion and Amortization	90,974	92,649	372,191	372,225
Investment Write-offs (Decrease in Permanent Assets)	0	40,083	136	40,313
Dividend Income from Subsidiaries	0	0	0	0
Income Tax and Social Contribution	89,425	(6,377)	380,821	436,706
Provisions	(11,260)	(1,791)	(20,125)	28,167
Others adjustments	1,037	839	5,502	6,171
Adjustment for Minority Participation	0	(369)	0	(13,917)
Total	**407,628**	**292,130**	**1,710,431**	**2,060,872**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(69,890)	(66,936)	(111,678)	129,981
Increase (Decrease) in Inventories	143,847	164,423	(33,163)	(178,723)
Increase (Decrease) in Recovery of Taxes	(8,216)	(36,772)	(12,518)	(9,160)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	0	0	0	0
Increase (Decrease) in Judicial Deposits	(7,723)	(2,911)	(37,036)	(17,638)
Others	2,806	(68,957)	20,740	(22,491)
Total	**60,824**	**(11,153)**	**(173,655)**	**(98,031)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	24,521	24,020	64,885	49,253
Amounts Owed to Affiliated Companies	0	(586)	(570)	0
Tax Payable	3,221	17,841	9,003	(36,057)
Income Tax and Social Contribution	(91,916)	(56,687)	(385,154)	(317,692)
Others	(1,078)	(65,916)	(3,747)	(85,570)
Total	**(65,252)**	**(81,328)**	**(315,583)**	**(390,066)**
Cashflow Generated from Operating Activities	**403,200**	**199,649**	**1,221,193**	**1,572,775**
Financial Activities				
Inflow of Loans and Financing	91,080	8,830	938,763	136,096
Payment of Loans, Financing and Debentures	(265,495)	(138,742)	(785,074)	(731,808)
Interest paid on Loans, Financ., Debent.and tax installments	(42,280)	(41,514)	(199,043)	(219,249)
Swap Operation Redemptions	(8,348)	(42,566)	(450,369)	(118,010)
Dividends Paid	(440)	186	(2,460)	(133,628)
Others	0	0	0	(41,110)
Net Funds from Financial Activities	**(225,483)**	**(213,806)**	**(498,183)**	**(1,107,709)**
Investment Activities				
(Additions) to Permanent Assets, except Deferred Charges	(73,971)	(58,505)	(213,171)	(170,562)
Funds Used for Investments	**(73,971)**	**(58,505)**	**(213,171)**	**(170,562)**
Exchange Variation of Cash and Cash Equivalents	**(3,087)**	**17,144**	**(18,985)**	**(40,325)**
Cash Balance Change	**100,659**	**(55,518)**	**490,854**	**254,179**
At the Beginning of the Period	977,761	643,084	587,566	333,387
At the End of the Period	1,078,420	587,566	1,078,420	587,566

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Assets

Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated	
	31-dec-06	31-dec-05
Current Assets	**2,934,486**	**2,349,188**
Cash and Cash Equivalents	1,078,420	587,566
Trade Accounts Receivable	608,743	586,749
Taxes Recoverable	20,650	17,978
Inventories	1,073,342	1,040,179
Deferred Income Tax & Social Contrb'n	96,266	51,986
Other Securities Receivables	57,065	64,730
Long-Term Receivable	**292,215**	**366,490**
Deferred Income Tax & Social Contrb'n	89,391	219,353
Deposits at Law	137,943	96,929
Taxes Recoverable	23,838	21,264
Others	41,043	28,944
Permanent Assets	**4,483,762**	**4,626,838**
Investments	131	131
Property, Plant and Equipment	4,460,307	4,600,125
Deferred	23,324	26,582
Total Assets	**7,710,463**	**7,342,516**

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated	
	31-dec-06	31-dec-05
Current Liabilities	**1,250,325**	**1,864,879**
Loans and Financing and Taxes Payable in Installments	404,920	688,995
Suppliers, Subcontractors and Freight	280,926	236,526
Taxes Payable in Installments	42,525	33,569
Income Tax and Social Contribution	95,500	202,338
Salaries	74,360	61,862
Financial Instruments	188,719	367,103
Actuarial Liability	9,124	10,605
Dividends Payable	86,850	205,467
Others	67,401	58,414
Long-Term Liabilities	**2,876,792**	**2,743,920**
Loans and Financing and Taxes Payable in Installments	1,850,310	1,576,109
Provision for Contingencies	419,247	402,445
Actuarial Liability	295,815	337,536
Financial Instruments	146,304	225,478
Deferred Income Tax & Social Contrb'n	160,449	147,431
Others	4,667	54,921
Minority Interests	**32,241**	**29,185**
Shareholders' Equity	**3,551,105**	**2,704,532**
Capital	2,037,814	1,763,814
Reserves	1,513,291	940,718
Revenues from Fiscal Year	-	-
Total Liabilities and Shareholders' Equity	**7,710,463**	**7,342,516**

Sales Volume Breakdown - Consolidated

Thousand tons	4Q 2006		4Q 2005		3Q 2006		Chg. 3Q06/3Q05	2006		2005		Chg. 06/05
TOTAL SALES	1,992	100%	1,981	100%	1,971	100%	1%	7,945	100%	7,348	100%	8%
Heavy Plates	473	24%	303	15%	464	24%	56%	1,744	22%	1,466	20%	19%
Hot Coils/Sheets	508	25%	429	22%	551	28%	18%	2,173	27%	1,817	25%	20%
Cold Coils/Sheets	513	26%	597	30%	473	24%	-14%	2,014	25%	2,064	28%	-2%
Electrogalvanized Coils	61	3%	51	3%	57	3%	20%	241	3%	235	3%	3%
Hot Dip Galvanized Coils	102	5%	88	4%	92	5%	15%	406	5%	335	5%	21%
Processed Products	77	4%	69	3%	79	4%	11%	316	4%	286	4%	10%
Slabs	259	13%	444	23%	255	14%	-42%	1,051	14%	1,145	15%	-8%
TOTAL SALES - DOMESTIC MARKET	1,344	67%	1,071	54%	1,346	68%	25%	5,288	67%	4,946	67%	7%
Heavy Plates	331	17%	190	10%	274	14%	74%	1,077	14%	1,156	16%	-7%
Hot Coils/Sheets	453	23%	341	17%	498	25%	33%	1,912	24%	1,591	21%	20%
Cold Coils/Sheets	353	18%	353	18%	352	18%	0%	1,437	18%	1,424	19%	1%
Electrogalvanized Coils	47	2%	42	2%	50	3%	13%	195	3%	189	3%	3%
Hot Dip Galvanized Coils	82	4%	75	4%	83	4%	9%	328	4%	296	4%	11%
Processed Products	42	2%	43	2%	49	2%	-2%	176	2%	172	2%	2%
Slabs	36	1%	27	1%	40	2%	33%	162	2%	118	2%	37%
TOTAL SALES - EXPORTS	648	33%	910	46%	625	32%	-29%	2,657	33%	2,402	33%	11%
Heavy Plates	142	7%	113	6%	190	10%	25%	667	8%	310	4%	115%
Hot Coils/Sheets	54	3%	88	4%	53	3%	-38%	260	3%	226	3%	15%
Cold Coils/Sheets	160	8%	244	12%	121	6%	-34%	577	7%	640	10%	-10%
Electrogalvanized Coils	14	1%	9	0%	7	0%	53%	46	1%	46	1%	0%
Hot Dip Galvanized Coils	20	1%	13	1%	9	0%	0%	78	1%	39	1%	0%
Processed Products	35	2%	26	1%	30	2%	34%	139	2%	114	2%	22%
Slabs	223	11%	417	22%	215	11%	-47%	889	11%	1,027	14%	-13%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	4Q 06	3Q 06	2Q 06	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05
Total	1,567	1,537	1,419	1,379	1,396	1,635	1,800	1,836
Heavy Plates	1,823	1,644	1,591	1,645	1,807	2,009	2,031	2,034
Hot Coils/Sheets	1,354	1,356	1,294	1,239	1,340	1,445	1,673	1,654
Cold Coils/Sheets	1,601	1,633	1,550	1,485	1,512	1,610	1,834	1,922
Electrogalvanized Coils	2,004	2,089	1,987	1,943	2,052	2,191	2,253	2,291
Hot Dip Galvanized Coils	2,044	2,069	1,934	1,861	2,095	2,094	2,195	2,289
Processed Products	1,876	1,996	1,812	1,766	1,982	2,078	2,296	2,342
Slabs	851	955	656	692	644	803	1,052	1,081

Sectorial Sales - Consolidated

Thousand tonnes	4Q 06		4Q 05		3Q 06		Chg. 4Q06/4Q05
Domestic Market	1,344	100%	1,071	100%	1,346	100%	25%
Auto	168	12%	143	13%	179	13%	17%
Autoparts	225	17%	190	18%	245	18%	18%
Shipbuilding	14	1%	11	1%	12	1%	24%
Line Pipes	106	8%	39	4%	72	5%	172%
Small Diameter Pipes	112	8%	95	9%	114	8%	17%
Packaging	20	2%	29	3%	24	2%	-30%
Household Appliances	31	2%	22	2%	28	2%	42%
Civil Construction	76	6%	65	6%	81	6%	16%
Electrical Equipment	54	4%	55	5%	62	5%	-1%
Distributors	301	22%	248	23%	299	22%	21%
Industrial Equipment	67	5%	32	3%	69	5%	108%
Others	170	13%	142	13%	161	12%	20%

Market Share - Usiminas System (*)

(% volume)

	2006 (*)	2005 (*)	2004 (*)	2003 (*)
DOMESTIC MARKET	52%	53%	55%	60%
Auto	59%	59%	55%	62%
Autoparts	62%	59%	62%	67%
Shipbuilding	100%	100%	100%	100%
Electrical Equipment	65%	66%	63%	58%
Household Appliances	38%	33%	36%	44%
Line Pipes	98%	94%	98%	95%
Small Diameter Pipes	54%	54%	60%	68%
Packaging	13%	14%	15%	16%
Civil Construction	40%	44%	48%	58%
Distributors	42%	44%	51%	59%

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and CST markets.
Source: Information System - IBS

Loans and Financing by Index - Consolidated

R$ million	31-dec-06 Short Term	31-dec-06 Long Term	31-dec-06 TOTAL	31-dec-05 TOTAL	Chg. 06/05
TOTAL DEBT					
Foreign Currency (*)	464,148	2,091,160	2,555,308	2,757,591	-7%
IGP-M	116,553	0	116,553	223,758	-48%
TJLP	149,797	223,246	373,043	404,768	-8%
Others	9,449	4,753	14,202	57,685	-75%
Sub-Total	739,947	2,319,159	3,059,106	3,443,802	-11%
Debentures	0	0	0	0	0%
Sub-Total	739,947	2,319,159	3,059,106	3,443,802	-11%
Taxes Payable in Installments	20,956	127,637	148,593	176,011	-16%
TOTAL	760,903	2,446,796	3,207,699	3,619,813	-11%
FEMCO	9,124	264,293	273,417	322,760	-15%
TOTAL DEBT	770,027	2,711,089	3,481,116	3,942,573	-12%
Cash and Cash Equivalents			2,721,062	1,930,654	41%
NET DEBT			760,054	2,011,919	-62%

(*) 92.6% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	4Q2006	4Q2005	3Q2006	Chg. 3Q06/3Q05	2006	2005	Chg. 06/05
Monetary Effects	(20,441)	(28,219)	(25,933)	-28%	(84,391)	(28,219)	199%
Exchange Variation	41,813	(59,568)	4,678	-170%	177,921	(59,568)	-399%
Hedge Income (Expenses)	(33,568)	(25,786)	(34,370)	30%	(276,371)	(25,786)	972%
Interest on Loans, Financing, ACC's and Pre-Payment	(68,493)	(76,977)	(76,098)	-11%	(281,369)	(76,977)	266%
Financial Income	67,606	76,542	67,599	-12%	278,466	76,542	264%
Other Financial Expenses	(31,576)	(47,632)	(27,024)	-34%	(146,059)	(47,632)	207%
NET INTEREST INCOME	(44,659)	(161,640)	(91,148)	-72%	(331,803)	(161,640)	105%

USIMINAS



Notice to Shareholders

Usiminas distributes Dividends

Belo Horizonte, March 06, 2007 – A USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [Bovespa:USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI], leading company of the Usiminas System, notifies that, pursuant to deliberation made in a meeting of the Board of Directors held yesterday, will distribute complementary dividends relative to fiscal year 2006 to holders of shares on March 30, 2007 in accordance to it Bylaws and the existing law in the amount of R$ 0.86901 per ordinary share and R$ 0.95592 per preferred share. The amounts correspond to an additional disbursement of R$ 200 million.

As of March 31, 2007, the shares will be traded "ex-dividends".

Payment will begin on 04/11/2007 to holders of the shares on 03/30/2007.

It was also determined that as of April 11, 2007, payment of the interest of equity capital approved in the Board meeting on 11/29/2006 to holders of shares on 12/28/2006 will be made. On 11/29/2006, the Board of Directors deliberated to distribute complementary interest on equity capital relative to the second half of 2006, in the amount of R$ 1.30354 per ordinary share and R$ 1.43390 per preferred share. Income withholding tax over interest on equity capital will be deducted at a rate of fifteen percent (15%), subject to applicable legal exceptions. Payment of interest on equity capital corresponds to the amount of R$ 300 million.

FORM AND LOCATION OF PAYMENT

Shareholders who maintain bank accounts with BRADESCO or OTHER BANKS and communicate this fact will receive credit automatically on the first date of payment. All other shareholders whose addresses are on file will receive a form by mail entitled NOTICE FOR RECEIPT – PROCEEDS OF BOOK ENTRY SHARES. To receive the credit, these shareholders should proceed to the Bradesco Agency of their choice, together with the above-mentioned form, RG identity card and CPF taxpayer identity card. Shareholders not receiving the NOTICE OF CREDIT or NOTICE FOR RECEIPT should proceed to any Bradesco Agency to receive this credit and update their personal file information. The credit related to share held in deposit by the Stock Exchanges' Fungible Custody Service will be credited to the respective Stock Exchanges through the member brokerage houses responsible for paying the respective shareholders.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer with net consolidated revenues in 2006 of R$ 12.4 billion. The Usiminas System is made up of USIMINAS and COSIPA and has an annual production capacity of 9.5 million tons of crude steel, occupying the leadership position in the Brazilian flat steel market in the automobile, autoparts, agricultural and highway machinery, electrical-electronic and large-diameter pipe segments.

Contacts:

www.usiminas.com.br

Tel: (31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Trade Company

Summary of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held at its headquarters located at Rua Prof. José Vieira de Mendonça, 3011, Engenho Nogueira, in the city of Belo Horizonte, capital of the State of Minas Gerais on March 14, 2007.

Attendance of Board Members - Bertoldo Machado Veiga, Chairman; other Members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (who conducted the proceedings), Shynia Higuchi and Wilson Nélio Brumer.

Initially, the following members of the Board of Director were nominated until the first general shareholders' meeting (art. 150 of Law 6404/76): Wilson Nélio Brumer and Gabriel Stoliar, respectively, replacing Board Members Marcus Olyntho de Camargo Arruda and Murilo Pinto de Oliveira Ferreira, who resigned from their positions.

SUBJECTS/DELIBERATIONS:

DYNAMICS OF THE STEEL INDUSTRY – An ample exposition was made on the dynamics of the steel industry and outlook for the Company for 1st Quarter 2007.

THE COMPANY'S DEVELOPMENT PLAN

Based on final technical studies, the Board approved the guidelines for growth, authorized expansion of the plant in Ipatinga by 2.2 MM./yr. of steel, with immediate initiation and start up in 2010/2011, investment of US$ 2.6 billion; another expansion of 3.0 MM./yr. of steel was also approved, an investment of US$ 2.7 billion, with site and start up to be defined opportunely.

Level 1 in the BOVESPA

The Board authorized the CEO to sign a letter of intent and, afterwards, a contract adhering to Level 1 of Differentiated Corporate Governance Practices of BOVESPA, complying with requisites and requirements of the respective regulation.

The Board, considering that the Company already trades its preferred shares in the American and European markets, also authorized the Executive Board to require extension of trading to ordinary shares (ON) with the SEC and LATIBEX.

NEW COKE OVEN FACILITY – JBIC loan (US$ 240 million) – The Board approved the new project of a coke oven plant at the Ipatinga mill, with 750 thousand ton/yr. annual capacity, authorizing the Executive Board to contract a loan with the Japan Bank for International Cooperation/JBIC in the amount of US$ 240 million for this investment.

Investment Grade – Authorized the contracting of a new credit line (stand-by credit facility) in the amount of US$ 300 million, with a term of availability of three years and amortization of two years.

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
A Publicly Traded Company - CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
MATERIAL FACT

In a meeting held on March 14th, the Board of Directors of Usiminas approved another stage of its investment plan: steel capacity expansion of five million tons/year.

The investments will be realized in two phases:

The first will be a 2.2 million ton-per-year capacity expansion at the Intendente Câmara Works in Ipatinga, Minas Gerais, focused on high value-added products, with start up of operations forecast for 2010/2011;

The second phase, an additional expansion of three million tons per year, is associated to the search for value aggregation in the international market and will be executed at a place and an operational start-up date to be defined opportunely.

These new investments, along with investments already underway to reduce costs and improve mix and quality, should amount to approximately US$ 8.4 billion.

Belo Horizonte, March 14, 2007

Usinas Siderúrgicas de Minas Gerais S.A – USIMINAS

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

NOTICE OF
GENERAL ORDINARY SHAREHOLDERS' MEETING

The Shareholders are advised of the General Shareholders' meeting to be held on April 10, 2007 at 3:00 PM at the Company's headquarters, located in the city of Belo Horizonte, capital city of the State of Minas Gerais, at Rua Prof. José Vieira de Mendonça, 3,011, 6th floor, room 23, Engenho Nogueira, for the purpose of deliberating on the following subjects:

1- Management Report and Financial Statements for fiscal year ending December 31, 2006;
2- destination of net profit of the fiscal year and ratification of anticipated distributions of intermediate and complementary interest on equity capital and of additional dividends;
3- determination of annual remuneration of the administrators;
4- election of two effective members and one alternate member of the Board of Directors to complete mandate until the general ordinary meeting of 2008;
5- election of effective and alternate Fiscal Council members.

Belo Horizonte, March 20, 2007.

Bertoldo Machado Veiga
Chairman of the Board

END